UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 4)

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FX Energy, Inc.

(Name of Subject Company)

FX Energy, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

302695101
(CUSIP Number of Class of Securities)

David N. Pierce
Chief Executive Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
Telephone (801) 486-5555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:

Charles H. Still, Jr.
Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
(713) 223-2300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by FX Energy, Inc., a Nevada corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on October 27, 2015 (as amended and supplemented from time to time and together with exhibits, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“ORLEN Upstream”), to purchase any (subject to the Minimum Tender Condition) and all of the outstanding shares of the Company’s common stock, $0.001 par value (the “Shares”), at a price per Share of $1.15, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related form of letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub and ORLEN Upstream with the SEC on October 27, 2015.  The Offer to Purchase and the Letter of Transmittal have been filed as exhibits (a)(1)(A) and (a)(1)(B) respectively to the Schedule 14D-9.

Except as otherwise provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.   The Solicitation or Recommendation.

Item 4. (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

Projected Financial Information

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In the normal course of its financial planning, management of the Company prepares models or case sensitivities with respect to future financial and operating data and provides this information to the Board. At the May 14, 2015 meeting of the Board, management of the Company presented to the Board a five-year “failure case” financial model (the “Failure Case Model”) and a five-year “success case” financial model (the “Success Case Model”). A summary of the information set forth in the Failure Case Model and the Success Case Model and the material assumptions underlying these models is set forth below under “—Summary of Failure and Success Case Models.”

In connection with Evercore’s rendering of its fairness opinion and performing its related financial analyses, management of the Company provided certain projected financial and operating information to Evercore. This information consisted of:

•                  the projected financial and operating data set forth in the report with respect to Company’s proved, probable and possible reserves in Poland as of January 1, 2015 prepared by RPS Energy, the Company’s independent reserve engineers for its Polish reserves (the “Polish Reserve Report”);

•                  the projected financial and operating data set forth in the report with respect to the Company’s proved reserves in the United States as of January 1, 2015 prepared by the Hohn Engineering, PLLC, the Company’s independent reserve engineers for its U.S. reserves (the “U.S. Reserve Report” and, together with the Polish Reserve Report, the “Reserve Reports”);

•                  certain projected information with respect to the Company’s U.S. oil reserves derived from the U.S. Reserve Report and adjusted by the Company as described below under “—Summary of Certain Projected Financial Information”; and

•                  information with respect to projected general and administrative expenses prepared by management of the Company.

As described under “—Opinion of the Company’s Financial Advisor,” in rendering its fairness opinion and performing its related financial analyses, Evercore relied upon the information set forth in the Polish Reserve Report and the projected general and administrative expenses prepared by management of the Company. As described under “—Opinion of the Company’s Financial Advisor—Net Asset Valuation Analysis,” Evercore applied to the information set forth in the Polish Reserve Report certain assumptions and adjustments that Evercore believed reasonable based on its knowledge of the Company. A summary of the projected financial and operating information provided by the Company to Evercore as described above, giving effect to such assumptions and adjustments applied by Evercore, and a description of those assumptions and adjustments are set forth below under “—Summary of Certain Projected Financial Information.

The projected or modeled financial and operating information set forth below under “—Summary of Failure Case and Success Case Models” and “—Summary of Certain Projected Financial Information” is referred to herein as the “Projected Financial Information”.

Except to the extent it is included in the Reserve Reports, the Company did not provide the Projected Financial Information to ORLEN Upstream, Merger Sub, other potential bidders, their respective representatives or any other person (other than the Company’s representatives and advisors). Further, the Company has made no representation to ORLEN Upstream or Merger Sub, in the Merger Agreement or otherwise, or to any other person concerning the Projected Financial Information, except for (i) certain representations and warranties to ORLEN Upstream and Merger Sub set forth in the Merger Agreement regarding the Reserve Reports and (ii) customary representations to Evercore set forth in the engagement letter with Evercore regarding the accuracy and completeness of information provided by the Company to Evercore in connection with the services provided by Evercore pursuant to the engagement letter.

The Company has filed with the SEC, as exhibits 99.01 and 99.02 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, summary reserve reports of its independent reserve engineers relating to the Reserve Reports.  These summary reserve reports are incorporated herein by reference.  The Company also has previously posted copies of the entire Reserve Reports to its website at www.fxenergy.com. The assumptions underlying and other important information relating to the Reserve Reports are set forth in such reports, and holders of Shares or other interested persons are directed to the copies of the Reserve Reports available on the Company’s website for such assumptions and other information. The Reserve Reports were prepared based on information available at the dates of the Reserve Reports and assumptions determined by the Company’s independent reserve engineers to be appropriate at that time. Events, developments or changes in circumstances since those dates may have caused such information and assumptions to be no longer valid or appropriate. Further, the Reserve Reports were prepared in accordance with SEC rules, which specify, among other matters, the basis for determining commodity prices and operating and development costs used in the reports, as well as the discount rate used for determining the present value of future net cash flows. The commodity prices and costs used in the Reserve Reports therefore may not reflect actual future prices and costs, and the discount rate used may not be the most appropriate rate based on actual risks associated with the Company’s operations or other relevant factors.

The Projected Financial Information, other than information set forth in the Reserve Reports, was prepared by the Company’s management for internal use or, in certain cases, by Evercore in connection with the rendering of its fairness opinion and performing its related financial analyses. The Projected Financial Information was not prepared with a view toward public disclosure (except with respect to information in the Reserve Reports) and, accordingly, was not intended to comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projected Financial Information or expressed any opinion or any form of assurance related thereto. The information set forth below under “—Summary of Failure and Success Case Models” was not provided to or relied upon by Evercore for the reasons stated in that subsection. That information is being included in this Statement solely to give holders of Shares access to these hypothetical models that were presented to the Board. The information set forth below under “—Summary of Certain Projected Financial Information” is being included in this Statement solely to give holders of Shares access to certain projected financial information that was made available to and, in certain cases as described herein, relied upon by Evercore in rendering its fairness opinion and performing its related financial analyses. The Projected Financial Information is not being included in this Statement to influence the decision of a holder of Shares whether to tender Shares in the Offer or how to vote on the Merger, if applicable, or for any other purpose.

The Projected Financial Information, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company and its management. These variables and assumptions also were based on information available at the times the Projected Financial Information was prepared. Events, developments or changes in circumstances since those times may have caused such information and assumptions to be no longer valid or appropriate. Further, as described below, the assumptions underlying the Failure Case Model and the Success Case Model were based on the hypothetical cases reflected in those models and not on management’s belief that they were reasonable assumptions as to actual future circumstances or events. Because the Projected Financial Information covers several years, by its nature, it becomes subject to greater uncertainty with each successive year. Important factors that may affect actual results and result in the Projected Financial Information not being achieved include, but are not limited to: the future timing and results of drilling individual wells and other exploration and development activities; future variations in well performance as compared to initial test data; the possible impairment of capitalized drilling costs if no recoverable reserves are established; future events that may result in the need for additional capital; the prices at which the Company may be able to sell oil or gas; fluctuations in prevailing prices for oil and gas and in Polish zloty/U.S. dollar exchange rates; the Company’s ability to complete the acquisition of targeted new or expanded exploration or development prospects; uncertainties of certain terms or business decisions to be determined in the future relating to the Company’s oil and gas interests, including exploitation fees, royalty rates and other matters; future drilling and other exploration schedules and sequences for various wells and other activities; uncertainties regarding future political, economic, regulatory, fiscal, taxation, and other policies in Poland; the cost of additional capital that the Company may require and possible related restrictions on the Company’s future operating or financing flexibility; the Company’s future ability to attract strategic participants to share the costs of exploration, exploitation, development and acquisition activities; future plans and the financial and technical resources of strategic participants; inherent uncertainties in estimating reserves of natural gas and oil and future net cash flows from reserves; and other risks and uncertainties described in this Statement under “Cautionary Statement Regarding Forward-Looking Statements” and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

Accordingly, there can be no assurance that the Projected Financial Information will be realized, and actual results may vary materially from those shown. The inclusion of Projected Financial Information in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors (including Evercore) or representatives considered or consider the Projected Financial Information to be necessarily predictive of actual future events, and the Projected Financial Information should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projected Financial Information, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projected Financial Information to reflect circumstances existing after the date the Projected Financial Information was generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projected Financial Information are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projected Financial Information, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to holders of Shares or any other person regarding the ultimate performance of the Company compared to the information contained in the Projected Financial Information or that the Projected Financial Information will be achieved.

Certain of the Projected Financial Information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projected Financial Information, holders of Shares are cautioned not to place undue, if any, reliance on the Projected Financial Information.

Summary of Failure and Success Case Models

The Failure Case Model and the Success Case Model were prepared as hypothetical models based on the specific assumptions underlying the models. They were not prepared for valuation purposes nor were they intended to reflect management’s actual expectations as to the Company’s future financial results or position or that, taken together, they represented a range of likely or possible future financial results or positions. Rather, like case sensitivities, they were used to illustrate hypothetically either (i) the impact on the Company of certain combinations of factors or (ii) what combinations of factors would be necessary to produce certain impacts on the Company. The assumptions underlying the Failure Case Model and the Success Model were based on the hypothetical cases reflected in those models and not on management’s belief that they were reasonable assumptions as to actual future circumstances or events. The assumptions also were based on information available at the time the models were prepared. Events, developments or changes in circumstances since that time, including changes in governmental tariffs that further reduced the Company’s realized natural gas prices and further increases in the value of the U.S. dollar relative to the Polish zloty, may have caused such information and assumptions to be no longer valid or appropriate for such hypothetical cases or otherwise. Recognizing the limited value of these case sensitivities and the potential for them to be misinterpreted, the Failure Case Model and the Success Case Model were not provided to Evercore, and Evercore did not rely on them, in connection with the rendering of its fairness opinion and performing its related financial analyses.

The Failure Case Model was prepared by management of the Company as a hypothetical model based on the following material assumptions, generally reflecting a continuation of the challenges then faced by the

Company as described under “—Background of the Offer and the Merger” and “—Reasons for the Board’s Recommendation”:

•                  Commodity Pricing:  Assumed flat pricing through 2019, including the effects of decreases in Polish natural gas tariffs in February and May 2015.

•                  Debt:  Assumed refinancing of credit facility as then contemplated effective July 1, 2015 and estimated principal reductions based on an approved new banking case model.

•                  Reserve and production data:  Based on Reserve Reports, adjusted for unsuccessful Zaniemysl-4 well.

•                  Drilling:  Assumed drilling of Miloslaw-4k and Zaniemysl-4 well in 2015, with both wells being unsuccessful, and drilling of no additional wells through 2019.

•                  Overhead:  Assumed general and administrative expenses based on approved operating budgets, unescalated, but with substantial reductions beginning in 2016 reflecting aggressive cost-cutting efforts.

•                  Tuchola development:  Assumed Tuchola development would not occur because of lack of capital to fund production facilities without a farmout of the Edge concession.

•                  Exchange rates:  Assumed constant zloty to dollar exchange rate of 3.70.

•                  Equity sales:  Assumed no new equity issued through 2019.

•                  Edge farmout:  Assumed efforts to farmout Edge concession would be unsuccessful.

•                  U.S. Assets:  Assumed all operations in Montana disposed of at year-end 2015 for no consideration.

The Success Case Model was prepared by management of the Company as a hypothetical model based generally on the same assumptions underlying the Failure Case Model, with the exceptions noted below.  Management of the Company believed the Success Case Model assumptions were aggressive and that it would be unlikely that many of these assumptions could be achieved.  The following describes the assumptions underlying the Success Case Model that were different from the assumptions underlying the Failure Case Model:

•                  Debt:  Assumed refinancing of credit facility as then contemplated effective July 1, 2015, subsequent refinancing effective January 1, 2017 and no required principal repayments before January 1, 2020 due to ongoing drilling success at the Fences and Edge, with Tuchola reserves included in borrowing base beginning in 2017, as described below.

•                  Drilling:  Assumed successful Miloslaw-4k well and drilling of 4.0 gross wells in Poland in each of 2016 and 2017 and 2.0 gross wells in Poland in each of 2018 and 2019, with all of these wells risked at 50%.

•                  Overhead:  Assumed general and administrative expenses based on approved operating budgets, unescalated, without reductions.

•                  Tuchola development:  Assumed Tuchola development costs paid with bank debt, as described below.

•                  New reserves and production:  Assumes new reserves and production from new wells described above and risked as described. Assumed commencement of Tuchola production on January 1, 2018.

•                  Equity sales:  Assumed sale of (i) 22 million Shares in 2015 at $0.90 per Share for net proceeds of $18.8 million and (ii) 8 million Shares in 2017 at $3.00 per Share for net proceeds of $23.5 million.

•                  Edge financing:  Assumed Tuchola project included in refinanced credit facility beginning January 1, 2017, following successful drilling at Tuchola East.

The following tables set forth summaries of the Failure Case Model and the Success Case Model.

Summary of Failure Case Model

($ in millions)

	Projected Fiscal Year Ending December 31,
	2015	2016	2017	2018	2019
Oil and Gas Sales	$25.6	$26.2	$21.8	$17.2	$13.8
Net Income	$(5.5)	$12.2	$9.1	$6.3	$4.2
Discretionary Cash Flow	$11.5	$20.8	$16.4	$12.4	$9.3
CAPEX	$(17.3)	$(2.2)	$(3.3)	$(0.7)	$(0.7)
Exploration Costs	$(10.0)	$(1.9)	$(1.9)	$(1.9)	$(1.9)
Debt Repayments	$(6.0)	$(12.0)	$(12.0)	$(12.0)	$(10.0)
Equity Issuance	$—	$—	$—	$—	$—
Year-End Cash Balance (exluding Dividend Fund)	$(2.5)	$1.1	$(0.4)	$(2.7)	$(5.5)
Dividends Paid	$(1.9)	$(1.9)	$(1.9)	$(1.9)	$(1.9)
Year-End Dividend Fund Balance	$5.5	$3.6	$1.8	$(0.1)	$(1.9)
Year-End Credit Facility Balance (includes project finance proceeds)	$46.0	$34.0	$22.0	$10.0	$—
Year-End P90 Reserve Value	$109.8	$97.2	$86.7	$78.5	$71.9
Year-End P50 Reserve Value	$150.4	$133.2	$118.9	$107.5	$98.5
Year-End P90 Reserve Value per Share	$2.00	$1.77	$1.58	$1.43	$1.31
Year-End P50 Reserve Value per Share	$2.74	$2.43	$2.16	$1.96	$1.79
Year-End P90 NAV (reserves - debt)(1)	$63.8	$63.2	$64.7	$68.5	$71.9
Year-End P50 NAV (reserves - debt)(1)	$104.4	$99.2	$96.9	$97.5	$98.5
Year-End P90 NAV per Share(1)	$1.16	$1.15	$1.18	$1.25	$1.31
Year-End P50 NAV per Share(1)	$1.90	$1.81	$1.76	$1.78	$1.79

(1)         The Failure Case Model, as presented to the Board at its May 14, 2015 meeting, did not take into account the outstanding Preferred Shares in calculating these Net Asset Value and Net Asset Value per Share amounts. The outstanding Preferred Shares will be redeemed following completion of the Offer for an aggregate redemption price of $20 million, plus accrued and unpaid dividends to the redemption date, which is also the aggregate liquidation preference of the outstanding Preferred Shares. The following table sets forth revised Net Asset Value and Net Asset Value per Share amounts under the Failure Case Model after taking into account the outstanding Preferred Shares:

Year-End P90 NAV (reserves – debt and Preferred Shares)	$43.8	$43.2	$44.7	$48.5	$51.9
Year-End P50 NAV (reserves – debt and Preferred Shares)	$84.4	$79.2	$76.9	$77.5	$78.5
Year-End P90 NAV per Share	$0.80	$0.77	$0.81	$0.88	$0.95
Year-End P50 NAV per Share	$1.54	$1.44	$1.40	$1.41	$1.43

Summary of Success Case Model

($ in millions)

	Projected Fiscal Year Ending December 31,
	2015	2016	2017	2018	2019
Oil and Gas Sales	$25.6	$27.6	$28.3	$46.2	$52.0
Net Income	$(5.6)	$(7.0)	$(8.5)	$8.4	$11.9
Discretionary Cash Flow	$11.5	$12.7	$12.4	$25.5	$29.9
CAPEX	$(17.3)	$(39.0)	$(42.7)	$(15.4)	$(15.8)
Exploration Costs	$(10.0)	$(12.0)	$(12.5)	$(6.4)	$(6.7)
Debt Repayments	$—	$—	$—	$—	$—
Equity Issuance	$18.8	$—	$23.5	$—	$—
Year-End Cash Balance (excluding Dividend Fund)	$22.2	$5.6	$11.0	$17.4	$29.1
Dividends Paid	$(1.9)	$(1.9)	$(1.9)	$(1.9)	$(1.9)
Year-End Dividend Fund Balance	$5.5	$3.6	$1.7	$(0.1)	$(2.0)
Year-End Credit Facility Balance (includes project finance proceeds)	$52.0	$64.5	$80.0	$80.0	$80.0
Year-End P90 Reserve Value	$109.8	$125.4	$140.8	$133.4	$123.8
Year-End P50 Reserve Value	$150.4	$171.9	$192.9	$182.8	$169.6
Year-End P90 Reserve Value per Share	$1.42	$1.63	$1.65	$1.56	$1.45
Year-End P50 Reserve Value per Share	$1.95	$2.23	$2.26	$2.14	$1.98
Year-End P90 NAV (reserves - debt) (1)	$57.8	$60.9	$60.8	$53.4	$43.8
Year-End P50 NAV (reserves - debt) (1)	$98.4	$107.4	$112.9	$102.8	$89.6
Year-End P90 NAV per Share(1)	$0.75	$0.79	$0.71	$0.63	$0.51
Year-End P50 NAV per Share(1)	$1.28	$1.39	$1.32	$1.20	$1.05

(1)         The Success Case Model, as presented to the Board at its May 14, 2015 meeting, did not take into account the outstanding Preferred Shares in calculating these Net Asset Value and Net Asset Value per Share amounts. The outstanding Preferred Shares will be redeemed following completion of the Offer for an aggregate redemption price of $20 million, plus accrued and unpaid dividends to the redemption date, which is also the aggregate liquidation preference of the outstanding Preferred Shares. The following table sets forth revised Net Asset Value and Net Asset Value per Share amounts under the Success Case Model after taking into account the outstanding Preferred Shares:

Year-End P90 NAV (reserves – debt and Preferred Shares)	$37.8	$40.9	$40.8	$33.4	$23.8
Year-End P50 NAV (reserves – debt and Preferred Shares)	$78.4	$87.4	$92.9	$82.8	$69.6
Year-End P90 NAV per Share	$0.49	$0.53	$0.48	$0.39	$0.28
Year-End P50 NAV per Share	$1.02	$1.14	$1.09	$0.98	$0.82

Summary of Certain Projected Financial Information

As described under “—Opinion of the Company’s Financial Advisor,” in rendering its fairness opinion and performing its related financial analyses, Evercore relied upon the information set forth in the Polish Reserve Report and the projected general and administrative expenses prepared by management of the Company. As described under “—Opinion of the Company’s Financial Advisor—Net Asset Valuation Analysis,” Evercore applied to the information set forth in the Polish Reserve Report certain assumptions and adjustments that Evercore believed reasonable based on its knowledge of the Company. The assumptions and adjustments also were based on information available at the time Evercore performed its financial analyses. Events, developments or changes in circumstances since that time may have caused such assumptions and adjustments to be no longer valid or appropriate. These assumptions and adjustments were as follows:

•                  Lease operating expenses and capital expenditures were adjusted to account for the change in the Polish zloty to U.S. dollar exchange from the rate of 3.14x used in the Polish Reserve Report, based on exchange rates in effect in 2014, to 3.77x, which represented the then current 60-day average exchange rate.

•                  Timing of development of the Company’s Tuchola well was pushed back by one year due to the lack of capital required to make the final investment decision for this well.

•                  Forecasted capital expenditures for compressors were revised downward from those reflected in the Polish Reserve Report based on the Company’s historical capital expenditures for compressors as provided by management of the Company.

•                  A forecast of cash flows for the recently completed Miloslaw-4k well was added based on forecasts for wells determined to be comparable (specifically, Lisewo-2k and Winna Gora) and estimated capital expenditures provided by management.

•                  Realized natural gas prices were adjusted to reflect published government tariffs effective September 1, 2015 and calculated based on (i) the then current 60-day zloty to dollar exchange rate described above and (ii) the contract tariff percentages and calorific value adjustments set forth in the Company’s gas sales contracts with the Polish Oil and Gas Company (PGNiG).

•                  Average realized condensate prices were adjusted to reflect Brent strip pricing as of October 6, 2015.

•                  The effective date for the proposed transaction was assumed to be January 1, 2016.

In rendering its fairness opinion and performing its related financial analyses, Evercore did not rely on the information set forth in the U.S. Reserve Report or information derived from the U.S. Reserve Report as adjusted by management of the Company. Instead, as noted under “—Opinion of the Company’s Financial Advisor—Net Asset Valuation Analysis,” Evercore assumed an enterprise value of $500,000 for the Company’s U.S. assets on the recommendation of management of the Company based on preliminary indications of interest received by the Company for the purchase of its U.S. assets.

The table below sets forth certain projected financial and operating information for the periods presented.  The information with respect to the Company’s Polish operations is derived from the Polish Reserve Report, giving effect to the adjustments and assumptions applied by Evercore as described above. The information with respect to the Company’s U.S. operations is derived from the U.S. Reserve Report, with adjustments made by management of the Company to forecasted oil prices to reflect then current WTI strip pricing. The information regarding general and administrative expenses was prepared by the Company’s management. The information in the following table does not include revenues or costs related to the Company’s oilfield services segment. Oilfield services revenues and costs were $44,000 and $354,000, respectively, for the nine months ended September 30, 2015, and the Company does not currently anticipate material oilfield services revenues or costs for the foreseeable future. The information in the table below also does not take into account any effects on the Company’s cash flows resulting from prepayments of principal that might be required under its credit facility, such as those contemplated by the Failure Case Model.

	For the Years Ending December 31,
	($ in millions, except average realized prices)			CAGR
	2016E	2017E	2018E	2016-2018E

Production
Net Natural Gas Production (MMcf)	4,885	5,486	6,593	16.2%
Net Condensate Production (MBbls)	—	—	1	NA
Net Oil Production (MBbls)	40	37	35	(6.2)%
Total Production (MMcfe)	5,123	5,709	6,807	15.3%
Daily Production (Mcfed)	13,997	15,640	18,648	15.4%

Average Realized Natural Gas Price	$5.27	$5.27	$5.90
Average Realized Condensate Price	NA	NA	61.91
Average Realized Oil Price	51.90	54.57	56.55

Natural Gas Revenue	$25,766	$28,904	$38,878	22.8%
Condensate Revenue	—	—	49	NA
Oil Revenue	2,058	2,028	1,973	(2.1)%
Total Revenue	$27,824	$30,932	$40,899	21.2%

Less: Lease Operating Expenses	(2,881)	(3,220)	(5,050)
Less: Royalties, Severance/Ad Valorem Taxes	(866)	(955)	(1,159)
Less: General and Administrative Expenses	(8,100)	(8,100)	(8,100)
Operating Income(1)(2)	$15,976	$18,657	$26,591	29.0%

Capital Expenditures	$11,844	$10,176	$7,005	(23.1)%

(1)         Operating Income, as used here, is not the GAAP measure referred to as operating income or a similar term, but is simply Total Revenues less Lease Operating Expenses, Royalties and Severance/Ad Valorem Taxes and General and Administrative Expenses.

(2)         In rendering its fairness opinion and performing certain of its related financial analyses, Evercore used estimated 2016 EBITDAX and 2017 EBITDAX attributable to the Company’s Polish operations of $15.8 million and $16.4 million, respectively, determined based on the Polish Reserve Report and the adjustments and assumptions described above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX Energy, Inc.

By:	/s/ David N. Pierce
David N. Pierce
Chief Executive Officer

Dated: December 1, 2015